Exhibit 99.3
January 19, 2007
Dear Investor,
I take this opportunity to wish you a Happy New Year.
I am pleased to report that the company has achieved 7.7% sequential revenue growth in Q3 in US$ terms. This translates to a 3.7% growth in rupee terms under consolidated Indian GAAP. The growth differential is in view of the 3.7% rupee appreciation against the US$ in Q3. The revenue growth was accentuated by a 11% offshore volume increase. This has resulted in increase of offshore contribution to revenue for the sixth consecutive quarter. A significant positive development in Q3 performance is the expansion in EBITDA margins by over 200 basis points on account of enhanced operational efficiency and reduced cost of delivery. Consequently, EPS at Rs. 5.14 was higher than the guided figure of Rs. 5.11.
We are encouraged by the continued expansion of our business in Europe. In Q3, the contribution of the region increased to 19%. Q3 was yet another quarter which saw an increase in the contribution of consulting and enterprise business solutions, which is now 42% of revenue. Satyam’s ability to architect innovative and extensible solution frameworks in this area has led to higher growth, enhanced customer intimacy and strong brand equity. It is also a reflection of our increased involvement in partnering with customers to deal with transformational issues effectively.
The top 10 customers of Q3 have witnessed a sequential growth of 14% on the back of large deals won by us during the year. This is a testimony to the maturity of our processes and service offerings to successfully transition these projects to our globally integrated delivery model. We are pursuing a strong pipeline of deals in every major vertical industry we serve in the Americas, Europe, as well as the rest of the world. We are also seeing significant strategic opportunities beyond traditional IT in our integrated engineering services business, further strengthening our large deal capabilities.
Our net addition of associates in Q3 was 2746. While we acknowledge the influence of monetary factors, the emphasis continues to be on the development of associates through experiential learning and mentoring. Our commitment to learning led to our being awarded the BML Munjal Award for Excellence in Learning & Development for 2006. We are also pleased to report that Satyam has been adjudged as one of the Top 3 in the BT-Mercer-TNS Survey of India’s best employers, 2006. We believe our focus on associate development helped reduce the trailing twelve-month attrition for the second successful quarter, while annualized attrition for the quarter stood at 15.9%.
We remain positive about the demand in the market, which we believe is fuelled by increasing budgets for IT spend and a rising number of global outsourcing deals. Against this backdrop, we are revising our US GAAP revenue guidance upwards. However, in view of the rupee appreciation, we now expect revenue as per Indian GAAP consolidated financials to grow between 34.3% and 34.4%. The corresponding EPS growth for fiscal 2007 is revised upwards to 37.0%.
We expanded our global delivery centers in Asia to capitalize on the growth potential in the region and harness emerging talent for tomorrow. The expansion comprised a third development center in China, a 2000-seat facility in Malaysia, and another development center in Cairo, Egypt.
During the quarter, we have entered into a definitive agreement with the investors in Nipuna for redemption of 50% of the preference shares held by them and the balance 50% to be converted into equity shares. The agreement provides for Satyam to buy out their equity stake for a consideration in the range of US$ 35 million to US$ 45 million by May 2007.
Sometime ago, there were rumors that Satyam was in dialogue with a large global SI for being acquired. We had vehemently denied having considered such an option directly or indirectly ever in the past. Subsequently, there was speculation on the part of some analysts about shareholder value on account of acquisition of the company. We would like to take this opportunity to put to rest any such speculation in the future. We firmly believe that enhancement in shareholder value is best when we continue to pursue the already successful global delivery model that we specialize in. Satyam, therefore, shall not indulge in any such pursuits of being acquired. We would continue to focus on aggressively expanding our business globally as an independent company.
B. Ramalinga Raju
Q3 Table of Contents

• Q3 revenue up 7.7%	• Q3 EBITDA margins up 205 bps

Satyam Computer Services Limited

Financial Highlights — Indian GAAP Consolidated
Profit and Loss Account Summary for the quarter ended

	In Rs. crore, except per share data
			Growth over		Growth over
			December		September
	December		2005 Quarter	September	2006 Quarter
	2006	2005	(%)	2006	(%)

Income
Services
— Exports	1,585.20	1,217.84	30.16	1,525.25	3.93
— Domestic	75.92	47.45	60.00	76.63	(0.93)
Total Services Income	1,661.12	1,265.29	31.28	1,601.88	3.70

Expenditure
Personnel Expenses	967.35	737.44	31.18	982.71	(1.56)
Cost of Software & Hardware sold	0.74	0.66	12.12	0.35	111.43
Operating and Administration Expenses	283.04	212.61	33.13	256.33	10.42
	1,251.13	950.71	31.60	1,239.39	0.95

Operating Profit (EBITDA)	409.99	314.58	30.33	362.49	13.10
EBITDA Margin	24.68%	24.86%		22.63%

Financial Expenses	3.23	2.66	21.43	2.72	18.75
Depreciation	39.37	34.10	15.45	37.51	4.96
Miscellaneous Expenditure Written Off	—	—		—

Operating Profit after Interest, Depreciation & Miscellaneous Expenses	367.39	277.82	32.24	322.26	14.00
Other Income	10.17	32.96	(69.14)	28.23	(63.97)
Profit Before Tax	377.56	310.78	21.49	350.49	7.72
Provision for Taxation	40.33	38.63	4.40	30.68	31.45
Profit After Taxation and Before share of loss in Associate Company & Minority Interest	337.23	272.15	23.91	319.81	5.45
Share of loss in Associate Company	—	(2.89)		—
Minority Interest		0.47
Profit After Taxation and share of loss in Associate Company & Minority Interest	337.23	269.74	25.02	319.81	5.45
Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	5.14	4.18	22.97	4.89	5.11
Diluted	5.00	4.03	24.07	4.75	5.26
Profit on Sale of Satyam’s stake in Sify	—	159.80		—
Profit after Sale of Satyam’s stake in Sify	337.23	429.54	-21.49	319.81	5.45
Earnings Per Share — (Rs per equity share of Rs. 2 each) #
Basic	5.14	6.66	(22.82)	4.89	5.11
Diluted	5.00	6.42	(22.12)	4.75	5.26

#	Includes Profit on Sale of Satyam’s stake in Sify
“The highlight of this quarter is 205 basis points improvement in EBITDA margins under consolidated Indian GAAP despite a negative impact of 120 basis points on the margins because of 3.7% rupee appreciation. EPS at Rs. 5.14, was higher than the guidance in spite of Rs. 35 crore forex loss”.
– V. Srinivas, CFO

Satyam Computer Services Limited

Indian GAAP Consolidated
Balance Sheet as at

	In Rs. crore
	December 31		March 31
	2006	2005	2006

Sources of Funds
Shareholders’ Funds
(a) Share Capital	222.43	155.67	155.90
(b) Share Application Money, Pending Allotment	2.38	1.85	1.78
(c) Reserves and Surplus	5,142.83	4,029.82	4,159.57

	5,367.64	4,187.34	4,317.25
Minority Interest	—	3.97	4.15
Loan Funds
(a) Secured Loans	128.02	70.68	102.71

	5,495.66	4,261.99	4,424.11

Application of Funds
Fixed Assets
(a) Gross Block	1,475.21	1,224.33	1,317.21
(b) Less: Depreciation	949.84	805.99	840.21

(c) Net Block	525.37	418.34	477.00
(d) Capital Work in Progress	244.52	106.20	80.25

	769.89	524.54	557.25

Deferred Tax Asset (Net)	41.91	10.45	4.62

Current Assets, Loans and Advances
(a) Inventories	0.02	0.15	0.19
(b) Sundry Debtors	1,511.10	1,050.81	1,168.42
(c) Cash and Bank Balances	3,673.96	2,986.58	3,111.70
(d) Loans and Advances	190.77	153.75	184.32
(e) Other Current Assets	95.95	89.61	110.60
	5,471.80	4,280.90	4,575.23

Less: Current Liabilities and Provisions
(a) Current Liabilities	588.94	429.67	437.04
(b) Provisions	199.00	124.23	275.95

	787.94	553.90	712.99

Net Current Assets	4,683.86	3,727.00	3,862.24

	5,495.66	4,261.99	4,424.11

Q3: Performance Against Guidance

	Parameters	Guidance	Actuals
Indian GAAP	Revenue (Rs. Crore)	1,666 to 1,674	1661.12
	EPS (Rs)	5.09 to 5.11	5.14
US GAAP	Revenue (US $ Million	371.7 to 373.4	375.6
	Basic EPADS (US $)	0.21	0.22

Satyam Computer Services Limited

Financial Highlights — Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the quarter ended

	In Rs. crore, except per share data
			Growth over		Growth over
			December		September
	December		2005 Quarter	September	2006 Quarter
	2006	2005	(%)	2006	(%)

Income
Services
— Exports	1,526.04	1,176.43	29.72	1,465.42	4.14
— Domestic	68.83	46.20	48.98	72.29	(4.79)
Total Services Income	1,594.87	1,222.63	30.45	1,537.71	3.72

Expenditure
Personnel Expenses	929.34	709.14	31.05	945.49	(1.71)
Operating and Administration Expenses	256.59	188.90	35.83	234.86	9.25
	1,185.93	898.04	32.06	1,180.35	0.47

Operating Profit (EBITDA)	408.94	324.59	25.99	357.36	14.43
EBITDA Margin	25.64%	26.55%		23.24%

Financial Expenses	1.35	1.74	(22.41)	0.26	419.23
Depreciation	34.32	30.35	13.08	32.81	4.60

Operating Profit after Interest and Depreciation	373.27	292.50	27.61	324.29	15.10
Other Income	9.73	33.03	(70.54)	28.13	(65.41)
Profit Before Tax	383.00	325.53	17.65	352.42	8.68
Provision for Taxation	39.70	38.65	2.72	30.08	31.98
Profit After Taxation (PAT)	343.30	286.88	19.67	322.34	6.50

Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	5.24	4.45	17.75	4.93	6.29
Diluted	5.09	4.29	18.65	4.78	6.49
Profit on Sale of Satyam’s stake in Sify	—	206.20		—
Profit after Sale of Satyam’s stake in Sify	343.30	493.08	(30.38)	322.34	6.50

EPS (Rs. Per equity share of Rs. 2 each) #
Basic	5.24	7.64	(31.41)	4.93	6.29
Diluted	5.09	7.37	(30.94)	4.78	6.49

#	Includes Profit on Sale of Satyam’s stake in Sify

Satyam Computer Services Limited

Indian GAAP Standalone
Balance Sheet as at

	In Rs. Crore
	December 31		March 31
	2006	2005	2006

Sources of Funds
Shareholders’ Funds
(a) Share Capital	131.42	64.66	64.89
(b) Share Application Money, Pending Allotment	2.38	1.85	1.78
(c) Reserves and Surplus	5,265.31	4,133.13	4,268.75

	5,399.11	4,199.64	4,335.42

Loan Funds
(a) Secured Loans	15.15	12.28	12.57

	5,414.26	4,211.92	4,347.99

Application of Funds
Fixed Assets
(a) Gross Block	1,255.16	1,073.32	1,153.16
(b) Less: Depreciation	900.40	773.28	803.74
(c) Net Block	354.76	300.04	349.42
(d) Capital Work in Progress	238.58	102.71	76.84
	593.34	402.75	426.26

Investments	195.40	139.78	155.74

Deferred Tax Asset (Net)	41.91	10.21	4.29

Current Assets, Loans and Advances
(a) Sundry Debtors	1,426.30	1,018.88	1,122.81
(b) Cash and Bank Balances	3,634.96	2,948.39	3,052.33
(c) Loans and Advances	226.87	160.86	183.24
(d) Other Current Assets	95.89	89.57	110.59

	5,384.02	4,217.70	4,468.97

Less: Current Liabilities and Provisions
(a) Current Liabilities	601.84	435.21	435.71
(b) Provisions	198.57	123.31	271.56

	800.41	558.52	707.27

Net Current Assets	4,583.61	3,659.19	3,761.70

	5,414.26	4,211.92	4,347.99

Satyam Computer Services Limited

Financial Highlights — US GAAP
Unaudited Consolidated Statement of Operations Summary for the quarter ended

	In million US dollars, except per share data and as stated otherwise
			Growth over		Growth over
			December		September
	December		2005 Quarter	September	2006 Quarter
	2006	2005	(%)	2006	%

Revenues	$375.6	$281.8	33.3	$352.0	6.7
Gross Profit	$138.1	$105.1	31.3	$121.7	13.5
Operating Income	$77.6	$58.4	32.9	$66.1	17.4
Operating Margin	20.66%	20.73%		18.78%	—
Income Before Income Taxes, Minority Interest and Equity in Earnings / (Losses) of Associated Companies	$78.9	$64.9	21.6	$71.5	10.3
Income Taxes	$(8.2)	$(7.5)	9.33	$(6.2)	32.3
Income Before Equity in Earnings / (Losses) of Associated Companies	$70.7	$57.5	23.0	$65.3	8.3
Equity in Earnings / (Losses) of Associated Companies, net of taxes	$0.4	$(0.3)	—	$0.2	100.0
Net Income	$71.1	$57.2	24.3	$65.5	8.5

Earnings Per Share:
Basic	$0.11	$0.09	22.22	$0.10	10.00
Diluted	$0.11	$0.09	22.22	$0.10	10.00
Profit Net of Tax on Sale of Satyam’s stake in Sify	—	$35.9		—
Net Income including sale of Satyam’s stake in Sify	$71.10	$93.10	(23.63)	$65.50	8.55

EPS including sale of Satyam’s stake in Sify#	$0.11	$0.15	(26.67)	$0.10	10.00

#	Includes Profit on Sale of Satyam’s stake in Sify
Reconciliation Between Net Profit As Per Indian GAAP Consolidated Financials and US GAAP

	In million US dollars
	Quarter Ended December		Quarter ended
	2006	2005	September 2006

Profit as per Indian GAAP Financial Statements	$75.2	$94.8	$69.1

Add / (Deduct)
1 Profit / (Loss) of Subsidiaries and Associated Companies	—	—	—
2 Deferred Stock Compensation Charge	$(2.8)	$(0.1)	$(3.5)
3 Gain on Sale of Shares in Sify	—	$0.6
3 Others, net	$(1.3)	$(2.3)	$(0.1)

Net Income as per US GAAP Financial Statements	$71.1	$93.0	$65.5

Satyam Computer Services Limited

Subsidiaries and Joint Ventures
Subsidiaries
Satyam’s BPO subsidiary, Nipuna Services Limited, recorded a revenue of Rs. 43.38 crore (US$ 9.74 million) and a net loss of Rs. 5.70 crore (US$ 1.28 million) for the quarter ended December 31, 2006.
Satyam Technologies Inc. (STI), a wholly owned subsidiary of Satyam, recorded net revenue of US$ 0.40 million and a net profit of US$ 1000 for the quarter ended December 31, 2006.
Satyam Computer Services (Shanghai) Company Limited, Satyam’s wholly owned subsidiary in China, recorded net revenue of RMB 18.22 million (US$ 2.32 million) and a net loss of RMB 3.33 million (US$ 0.42 million) for the quarter ended December 31, 2006.
Citisoft Plc., a wholly owned subsidiary of Satyam, recorded net revenue of US$ 4.37 million and a net loss of US$ 0.27 million for the quarter ended December 31, 2006.
Joint Ventures
CA Satyam ASP Pvt. Ltd., a joint venture between Satyam and Computer Associates, recorded revenue of Rs. 2.62 crore (US$ 0.59 million) and a net profit of Rs 3.54 crore (US$ 0.79 million) for the quarter ended December 31, 2006.
Satyam Venture Engineering Services., a joint venture between Satyam and Venture Corporation, US, earned a revenue of Rs. 17.62 crore (US$ 3.96 million) and a net profit of Rs. 1.44 crore (US$ 0.32 million) for the quarter ended December 31, 2006.
Business Outlook
Outlook is based on exchange rate of Rs. 44.30 / US$
EPS and EPADS is based on basic number of shares / ADS and is adjusted for issue of bonus shares in the ratio of 1:1 in October 2006.

	Q3 FY 07	Q4 FY07	Growth	FY 06 #	FY 07	Growth
Indian GAAP
Consolidated Financials
Revenue (Rs. crore)	1,661	1,728 to 1,736	4.0% to 4.5%	4,793	6,434 to 6,442	34.3% to 34.4%
EPS (Rs. per share)	5.14	5.42	5.4%	15.25	20.90	37.0%
EPS excluding stock compensation charge (Rs. per share)@	5.14	5.71	11.0%	15.25	21.19	38.9%
US GAAP
Revenue (US$ million)	375.6	392.9 to 394.9	4.6% to 5.1%	1,096	1,443 to 1,445	31.6% to 31.8%
EPADS excluding stock compensation charge (US$ per ADS) *	0.23	0.25	10.0%	0.67	0.93	39.9%
EPADS including stock compensation charge (US$ per ADS) *	0.22	0.23	4.8%	0.60	0.88	47.0%

#	Figures for FY 2006 are after excluding profit on sale of stake in Sify Ltd.

@	Stock compensation charge under Indian GAAP includes charges on account of proposed Restricted Stock Unit scheme with effect from January 2007

*	Stock compensation charge under US GAAP includes charges on account of proposed Restricted Stock Unit scheme with effect from January 2007 and FAS 123R

Satyam Computer Services Limited

Business Highlights
Satyam added 34 customers, including an international retail giant and a Canada-based global bank, in Q3. The number of Fortune 500 customers increased by one to 158.
Satyam continued to build on its relationships with leading global companies by partnering with them on various business and technology solutions.
Satyam is the sole partner for a USA-based global data management product company in rebuilding its products on a new generation platform, based on SOA.
Satyam strengthened its presence in the aerospace vertical by extending its relationship with a world leader in aerospace technology and a UK-based leading engineering solution provider for various global aerospace and automotive companies.
Satyam is working with a leading development bank in the Middle East in transforming its business through a series of projects involving re-engineering and automation of its business processes.
Satyam’s deep domain competency resulted in it being chosen by a major consumer electronic equipment manufacturer from the APAC region to develop a feature-rich Set Top Box software solution. This solution would facilitate the entry of the electronic equipment manufacturer into the rapidly expanding European market for High Definition TV.
Satyam expanded its service footprint in the oil & energy vertical. While one of the leading North American producers of oil & gas selected Satyam for JDE technology solutions, another oil major has entrusted Satyam with the task of providing comprehensive market solutions for its business processes in South Africa.
The largest providers of telecom services in Sri Lanka and Malaysia went live on a Customer Care & Billing Solution, including Provisioning and Customer Relationship Management (CRM), implemented by Satyam. The engagement also evidenced Satyam’s system integration capabilities.
Satyam has been selected as a strategic business partner by a leading manufacturer and marketer of petroleum products additives for end-to-end global SAP implementation.
Satyam has been the sole preference as a support and maintenance partner for a leading telecom player in Asia Pacific, and also to enable Strategic Content Management Solutions for its business groups.
A leading provider of information technology and network solutions has selected Satyam as a research support partner for its marketing evaluation support in areas of high-speed packet processing and optical networks.

Satyam Helps Customers Prepare for Windows Vista
Microsoft has selected Satyam as one of the five organizations globally to implement its new operating system for enterprise customers as part of the Application Compatibility Factory (ACF) program. Recognizing application compatibility as a challenge for most enterprises, Microsoft created ACF to help Windows Vista customers assess and remediate their existing applications, mitigate the risks inherent in migration, and accelerate rollout. Satyam has created several service offerings around Vista deployment and migration to reduce TCO for customers.

Satyam Computer Services Limited

Awards & Recognition
Satyam’s Manufacturing Practice — Powering Ahead!
ARC advisory group, one of the most acknowledged thought leaders in the area of manufacturing, automotive, logistics and supply chain solutions has ranked Satyam as the largest supplier of offshore services to the automotive Industry and the 2nd largest supplier of offshore services to manufacturers worldwide. This acknowledgement by ARC advisory group is yet another testimonial to Satyam’s leadership position in the automotive space.
Satyam’s Integrated Engineering Services Practice ranked Number One by Brown & Wilson
Satyam’s Integrated Engineering Services Practice has been ranked Number One by The Black Book of Outsourcing — 2006, amongst 50 Engineering Services Outsourcing vendors, comprising national and international players. The ranking has been carried out by Brown & Wilson Group Inc., Florida, USA. Satyam has been ranked highest in areas of innovation, training, scalability, trust, brand image, and technology / process improvements.
Satyam wins the BML Munjal Award for Excellence in Learning & Development 2006
Satyam has been awarded the BML Munjal Award for Excellence in Learning & Development for 2006. The focus on expanding entrepreneurial energy and transforming individuals along with a strong social orientation, enhancing human skills of the company and encouraging distributed leadership were some of the reasons cited by the jury for Satyam winning this coveted award.
Satyam ranked among the ‘Best Companies to Work For’ by BT–Mercer–TNS
In the recently concluded BT-Mercer-TNS Best Employer Survey 2006, Satyam was ranked as the 3rd Best Place to Work for in India. This prestigious survey is an acknowledged benchmark that recognizes outstanding people processes and practices across industries. Satyam’s top ranking is a reflection of its commitment to Associate Delight and Leadership Development within the organization.
The BT-Mercer-TNS award recognizes Satyam’s commitment to create a conducive workplace that nurtures, grows and retains intellectual capital in the organization.
Satyam wins Partner Network Award from Oracle
Satyam has been awarded the Partner Network Award for Business Excellence by Oracle for the Middle East region.
Nipuna Services Limited — Business Highlights
During the quarter, Nipuna added one customer in the procurement space and successfully executed two KPO projects. The company also forged a strategic partnership with Provade Inc., a solution provider in procurement space.
Nipuna continues to enhance its portfolio of service offerings in the areas of Artwork, Clinical Data Management, Procure to Pay and Equity Research as a value differentiator in its go-to market strategy.
Nipuna signed a US$ 25 million ‘edutainment’ deal with 4K Animation Limited, UK, for the execution and delivery of two European animation projects. The contract is one of the largest ever won by a global BPO service provider in the animation market.
Nipuna’s focus on the KPO domain was recognized with its ranking among the top ten in the KPO space, in the Brown-Wilson survey to be published in the ‘Black Book of Outsourcing’.
Nipuna reported revenues of US$ 9.73 million, a sequential increase of 8.2% (Rs. 43.38 crore) and net loss of US$ 1.2 million (Rs. 5.34 crore) for Q3 FY07. As on December 31, 2006, Nipuna had 2825 associates.
The annual guidance is revised upwards to US$ 37 million.

Satyam Computer Services Limited

Operational parameters for Q3, Fiscal 2007
(Please note that all metrics are based on Indian GAAP Standalone numbers only)
A. Revenue Analysis
Analysis of Revenue Growth (%)

Particulars	Q3 2007	Q2 2007	Q3 2006	FY 2006

Increase/(Decrease) in revenue in US$ terms	7.75	9.82	5.70	35.23
Increase/(Decrease) in revenue due to change in:
— Volume (Hours billed)	7.48	9.41	5.54	34.47
— Billing rate	0.27	0.41	0.16	0.75
— US$ exchange rate	(4.03)	1.06	3.73	(1.45)
Increase/(Decrease) in revenue in Rupee terms	3.72	10.88	9.43	33.78

Analysis of Volume Growth (%)

Particulars	Q3 2007	Q2 2007	Q3 2006	FY 2006

Change in Volume (Manhours billed)	8.19	9.52	6.46	38.05
Break up of export revenue between offshore and onsite (%)

Location	Q3 2007	Q2 2007	Q3 2006	FY 2006

Offshore	48.90	47.58	45.00	44.34
Onsite	51.10	52.42	55.00	55.66

Total	100.00	100.00	100.00	100.00

Revenue by region (%)

Region	Q3 2007	Q2 2007	Q3 2006	FY 2006

North America	64.27	65.87	64.43	65.63
Japan	1.66	1.65	1.22	1.45
Europe	19.00	18.00	18.48	18.20
Rest of World	15.07	14.48	15.87	14.72

Total	100.00	100.00	100.00	100.00

Revenue by service offerings (%)

Technology	Q3 2007	Q2 2007	Q3 2006	FY 2006

Application Development & Maintenance Services	47.25	47.98	50.09	50.53
Consulting and Enterprise Business Solutions	42.01	40.42	39.44	38.92
Extended Engineering Solutions	6.77	6.40	6.38	6.61
Infrastructure Management Services	3.91	5.20	4.09	3.94

Total	100.00	100.00	100.00	100.00

Satyam Computer Services Limited

Operational parameters for Q3, fiscal 2007 (contd.)
Revenue by line of business (%)

Line of business	Q3 2007	Q2 2007	Q3 2006	FY 2006

Banking, Financial Services & Insurance	25.61	28.59	28.04	28.18
Manufacturing	27.12	26.69	27.63	28.60
TIMES	20.69	20.36	18.54	18.82
Healthcare & Pharma	7.60	7.33	7.15	6.24
Retail, Transportation & Logistics	6.00	5.20	6.36	5.79
Others	12.98	11.83	12.28	12.36

Total	100.00	100.00	100.00	100.00

Revenue by contract type (%)

Contract	Q3 2007	Q2 2007	Q3 2006	FY 2006

Time & Material	62.63	60.65	64.58	64.44
Fixed Bid	37.37	39.35	35.42	35.56

Total	100.00	100.00	100.00	100.00

Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year	FY 2006

Onsite	0.36	1.18	0.31
Offshore	0.12	0.65	0.57
Domestic	0.50	1.14	6.78

B. Associate Data
Location-wise break up of associates

Particulars	Q3 2007	Q2 2007	Q3 2006

Onsite	6,551	6,428	5,517
Offshore	25,007	21,835	15,201
Domestic	1,036	1,567	1,072
Total Technical	32,594	29,830	21,790
Support	1,811	1,829	1,642

Total	34,405	31,659	23,432

Total number of associates including those of subsidiaires and joint ventures is 38,188
Attrition

Particulars	Q3 2007	Q2 2007	Q3 2006

Attrition rate (TTM)	17.62	18.27	17.98

Satyam Computer Services Limited

Operational parameters for Q3, fiscal 2007 (contd.)
Utilization/Loading rates (in %)

Particulars	Q3 2007	Q2 2007	Q3 2006	FY 2006

Onsite	96.76	96.99	97.60	97.38
Offshore	77.60	78.75	79.67	79.03
Domestic	89.44	95.60	98.21	96.13
Offshore with trainees	68.49	71.11	74.28	73.77

C. Customer Information
Revenue contribution (in %)

Revenues from	Q3 2007	Q2 2007	Q3 2006	FY 2006

Top client	6.32	6.68	9.39	9.02
Top 5 clients	21.58	22.26	24.56	24.94
Top 10 clients	34.19	33.93	36.75	37.25

Number of customers with annualized billing exceeding:

Revenues of	Q3 2007	Q2 2007	Q3 2006

US$1 million	164	154	142
US$5 million	54	54	49
US$10 million	32	32	25

Revenue from existing business and new business (%)

	Q3 2007	Q2 2007	Q3 2006

Existing business	85.74	86.12	92.07
New business	14.26	13.88	7.93

Total	100.00	100.00	100.00

Other Information

Particulars	Q3 2007	Q3 2007	Q3 2006

New customers added	34	35	35
Number of active customers	523	504	452
Receivable days	82	80	75

Total number of customers including those of Citisoft and Nipuna is 541

Satyam Computer Services Limited

About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing market. More than 38,000* highly-skilled professionals in Satyam work Onsite, Offsite, Offshore and Nearshore, to provide customized IT solutions for companies in several industry sectors.
Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 541* global companies, of which 158* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 55 countries, across six continents.

* Figures as per quarter ended December 31, 2006
For more information visit: www.satyam.com
Safe Harbor
This document contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6 - K concerning the quarter ended September 30, 2006, furnished to the United States Securities Exchange Commission on October 27, 2006 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
Contact Information
Diwakar Pingle
Mayfair Centre, S. P. Road, Secunderabad — 500 003.
Ph: +91-40-30654105 Fax: +91-40-27840058
Email: Diwakar_Pingle@satyam.com

Satyam Computer Services Limited